# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL INSURANCE HOLDINGS, INC, CIK 0000891166
CUSIP: 91359V107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0001287040
Persons authorized to receive notices and communications: Sean P. Downes, 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309, (954) 958-1200

## Reporting persons
- Sean P. Downes (CIK 0001287040): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,868,710; shared voting power 20,000; sole dispositive power 1,568,710; shared dispositive power 20,000; aggregate amount beneficially owned 1,888,710 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: UNIVERSAL INSURANCE HOLDINGS, INC
Address of issuer's principal executive offices: 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309

## Item 2. Identity and Background
Name of person filing: Sean P. Downes
Residence or business address: c/o Universal Insurance Holdings, Inc., 1110 West Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309
Present principal occupation or employment: Executive Chairman
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Downes acquired shares of Common Stock reported herein in connection with Mr. Downes' employment with the Company, including pursuant to an Executive Chairman Agreement and related Non-qualified Stock Option Agreements, Restricted Stock Unit Agreements and Performance Shares Agreements, each of which is incorporated herein by reference to Exhibits 1 through 12 of this Amendment No. 6 to Schedule 13D. Mr. Downes' also acquired certain shares of Common Stock reported herein via open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 is incorporated by reference herein.

Mr. Downes does not presently have any plan(s) or proposal(s) which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Downes may be deemed to beneficially own an aggregate of 1,888,710 shares of Common Stock, which amount includes options to purchase an aggregate of 534,325 shares of Common Stock exercisable within 60 days and 300,000 restricted shares of Common Stock (60,000 shares vest on each of July 28, 2026, July 28, 2027, July 28, 2028, July 28, 2029, and December 31, 2029) (the "July 2025 RSA"). This amount represents 6.6% of the outstanding shares of Common Stock of the Company. The percentage is based on 28,318,558 shares of Common Stock outstanding on July 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Downes has the sole power to vote 1,868,710 shares of Common Stock reported herein.

Mr. Downes has the sole power to dispose of 1,568,710 shares of Common Stock reported herein.

Mr. Downes has shared power to vote and to dispose of 20,000 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days:
On June 12, 2025, Mr. Downes sold 25,000 shares of Common Stock at an average price of $26.9112. The shares were sold in multiple transactions at prices ranging from $26.74 to $27.035, inclusive. The sale was effected for Mr. Downes' account by a broker in the open market.

On June 13, 2025, Mr. Downes sold 25,000 shares of Common Stock at an average price of $26.475. The shares were sold in multiple transactions at prices ranging from $26.35 to $26.75, inclusive. The sale was effected for Mr. Downes's account by a broker in the open market.

On July 23, 2025, Mr. Downes received 687,960 shares of Common Stock in connection with the exercise of vested stock options. Of these shares, 546,115 were withheld to pay the exercise prices and satisfy tax withholding obligations.

On July 28, 2025, Mr. Downes was awarded the July 2025 RSA.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Amended and Restated Executive Chairman Agreement, dated July 28, 2025 between Sean P. Downes and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 30, 2025).
2. Universal Insurance Holdings, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-8 filed on July 14, 2021).
3. Form of Restricted Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10-K, filed with the SEC on March 2, 2020).
4. Form of Notice of Grant of Restricted Stock Units Pursuant to the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with SEC on May 2, 2023).
5. Form of Notice of Grant on Non-Qualified Stock Option and Terms and Conditions of Non-Qualified Stock Option under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2022).
6. Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 31, 2023).
7. Form of Notice of Grant on Performance Share Units and Terms and Conditions of Performance Share Units under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on July 29, 2022).
8. Form of Restricted Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2024).
9. Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 30, 2024).
10. Form of Universal Insurance Holdings, Inc. Performance Shares Agreement under the 2021 Omnibus Incentive Plan for grants in 2024 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2024).
11. Form of Universal Insurance Holdings, Inc. Restricted Shares Agreement under the 2021 Omnibus Incentive Plan for grants in 2024 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2024).
12. Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan in 2025 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 30, 2025).

## Signatures
- Sean P. Downes: /s/ Sean P. Downes, Executive Chairman (07/30/2025)